June Howard
Senior Vice President
Chief Accounting Officer
Financial Services

May 11, 2016

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Aflac Incorporated
Form 10-K for the Year Ended December 31, 2015
Filed February 25, 2016
File Number: 001-07434

Dear Mr. Rosenberg:

We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand Aflac Incorporated and its subsidiaries (the Company) and the matters which affect our financial position and results of operations.

Below we have listed your comments for ease of reference and our responses. The responses are presented in disclosure format as requested.

Comment:

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Insurance Revenue and Expense Recognition, page 90

1.
On page 134, you indicate that the largest component of the other policyholders' funds liability is your annuity line of business in Aflac Japan. However, your accounting policy does not appear to specifically address your annuity products. Please provide us your accounting policies for revenue and expense recognition separately for each major product type (ex: Medical, Cancer, WAYS etc.) including reference to the specific literature that supports your accounting. Ensure your response provides sufficient detail to allow for an evaluation of each significant accounting policy. For example, you should address your products with limited-pay features separately from your annuity and other products and describe your accounting policies for revenues, policy liabilities and deferred policy acquisition costs for each product type, as applicable. In addition:

•
List and explain the significant contract features by product type. For example, it is unclear from your current disclosure whether the terms of your products with limited-pay features are fixed and guaranteed.

•	Explain how revenue and expense recognition differs for products sold through independent agents vs. products sold by the Company; and

•
Indicate how you evaluate the significance of each contract feature and its impact on the pattern of revenue recognition (a) at the time the contract is entered into, (b) throughout the contract term for periodic reporting and (c) at contract modification. Address termination, surrender and modification provisions and all contract riders as applicable; and

•	Provide us your accounting policy for contract modifications by product type and reference the specific literature that supports your accounting.

Responses:

Annuity Products:

•	The largest component of the other policyholders' funds liability is your annuity line of business in Aflac Japan.

•	Accounting policy for annuity products.

Response:

Please refer to our previous letter regarding annuity cash flow treatment which indicates our considerations regarding the immateriality of the Japan Annuity Business to the financial statements, see letter dated July 8, 2014 attached as Exhibit C.

As disclosed in our December 31, 2015 Form 10-K, Footnote 7, pg. 145; as of December 31, 2015 and 2014, the largest component of the other policyholders' funds liability is our annuity line of business in Aflac Japan. Our annuities have fixed benefits and premiums. These annuities represented $6.1 billion and $5.9 billion or 98% of the December 31, 2015 and 2014 other policyholders' funds liability, respectively.

However, our annuity business continues to be a small part of our Aflac Japan business having approximately a 1% impact on our net earnings. Moreover, given the sustained low interest rate environment in Japan, we do not expect our annuity business to grow significantly in the near future. In fact, the Company has introduced measures including sales caps and commission limits to reduce sales in the product line. As a result, the Company proposes to retain its current disclosure in other policyholders’ funds and will continue to monitor the activity and volume of fixed annuity business and evaluate the need to provide separate presentation and disclosure if this product becomes a more material part of the Company’s overall business in the future.

See Exhibit A attached for Accounting Policies by Product Types and Significant Contract Features for each major product type including products with limited-pay features separately from annuity and other products.

Additionally, for the information of the Commission Staff, we have included more details following regarding our accounting policies for fixed annuities, deferred acquisition costs (including internal replacements) and other products (including contract features).

Accounting Policy for Annuity Products and associated Deferred Acquisition Costs (DAC)- Accounted for as investment contracts. The Japan Annuity product is classified, per ASC 944 Financial Services-Insurance (formerly FAS 97), as a long-duration investment contract which provides guaranteed future benefits for a fixed premium, and a guaranteed future cash value. We establish reserves for our fixed annuity products in accordance with U.S. GAAP. For our fixed annuity contracts, we record liabilities for contract holder balances that represent cumulative deposits plus credited interest, less payments related to contract terminations.

In accordance with ASC 944-825-25-1 and 25-2, the Company does not record payments received for investment contracts as revenues. The annuity deposits are reported as liabilities, and accounted for in a manner consistent with the accounting for interest-bearing or other financial instruments. Aflac Japan Annuity premiums are held in a deposit fund. This fund is comparable to a financial instrument or a deposit-type contract. The premium deposit fund accrual is based upon the Net Benefit Reserve (NBR) required to meet obligations to the contract holders.

The Japan Annuity acquisition costs through December 31, 2015 have not been deferred due to uncertainty of profitability. The uncertainty of profitability is driven by overall macroeconomic environment including sustained low interest rate environment (currently even allowing for negative interest rates in Japan), and investment portfolio performance, including impairments of assets used to back annuity products. As previously noted, the Company has introduced efforts to limit sales of the annuity product given the interest rate environment. As a result, for the year ended December 31, 2015 and all periods prior, the Company determined not to defer the related acquisition costs, which would have been required to be written off based on product and portfolio experience during the same historical period. The Company will continue to actively monitor the annuity profitability and will begin deferring costs should the economic environment change and DAC balances are determined to be recoverable. The Company disclosed its accounting policy for DAC recoverability in the December 31, 2015 Form 10-K Filing in Note 1, Summary of Significant Accounting Policies, Insurance Revenue and Expense Recognition on Page 90.

Accounting Policies by Product Types and Significant Contract Features:

•	Accounting policies for revenue and expense recognition separately for each major product type including products with limited-pay features separately from annuity and other products

•	Accounting policies for revenues, policy liabilities and deferred policy acquisition costs for each product type, as applicable).

•	Provide sufficient detail to allow for an evaluation of each significant accounting policy.

•	Significant contract features by product type including products with limited-pay features are fixed and guaranteed.

•	Significance of each contract feature and its impact on the pattern of revenue recognition (a) at the time the contract is entered into, (b) throughout the contract term for periodic reporting
Reponse:

As disclosed in our December 31, 2015 Form 10-K Filling in Part I, Item 1. Business, the Company offers voluntary, fixed benefit, insurance policies in Japan and the United States that provide a layer of financial protection against income and asset loss. The foundation of Aflac Japan's product portfolio has been, and continues to be, our third sector cancer and medical products. Aflac Japan also sells voluntary supplemental insurance products, including care plans, living benefit life plans, ordinary life insurance plans and annuities. Aflac U.S. sells voluntary supplemental insurance products including products designed to protect individuals from depletion of assets (accident, cancer, critical illness/ care, hospital intensive care, hospital indemnity, fixed-benefit dental, and vision care plans) and loss-of-income products (life and short-term disability plans). For additional information of new sales by product type please refer to our MD&A disclosures in the December 31, 2015 Form 10-K Filing in Item 7, Aflac Japan Sales and Aflac U.S. Sales on Pages 45 and 50, respectively.

Our policies are guaranteed renewable for the life of the policy, and generally we only modify for enhancements to benefits by issuing product riders or new product versions. New riders, new product versions or policy issuance elections are at the policyholders’ discretion. For certain modifications, we follow ASC 944-30 (formerly SOP 05-1) for internal replacements in which we could possibly re-price, re-underwrite, change benefits, write off DAC/NBR, and establish a new DAC/NBR. See further discussion below regarding internal replacements. The Company’s accounting policy for deferred acquisition costs is disclosed in the December 31, 2015 Form 10-K Filing in Footnote 1, Significant Accounting Policies, Deferred Acquisition Costs on Page 93.

See Exhibit A attached for Accounting Policies by Product Types and Significant Conctract Features for each major product type including products with limited-pay features separately form annuity and other products.

See Exhibit B attached for proposed disclosure enhancements to our Footnote 1, Significant Accounting Policies, which will begin with the Form 10-K Filing for the year ended December 31, 2016 and all prospective filings.

Distribution Channels:

•	Explain how revenue and expense recognition differs for products sold through independent agents vs. products sold by the Company.
Response:

None of our products are sold directly by the Company. For more detailed discussion of our distribution channels, refer to our December 31, 2015 Form 10-K Filing, Part I, Item 1. Business on pages. 4 - 5. All acquisition costs, regardless of distribution channel, are evaluated for adherence to deferral criteria of ASC 944-30, which is disclosed in the December 31, 2015 Form 10-K Filing in Footnote 1, Significant Accounting Policies, Deferred Acquisition Costs on Page 93.

Contract Modifications:

•	(c) at contract modification. Address termination, surrender and modification provisions and all contract riders as applicable; and

•	Provide us your accounting policy for contract modifications by product type and reference the specific literature that supports your accounting.
Response:

As disclosed in our December 31, 2015 Form 10-K Filing, Footnote 1, Significant Accounting Policies, Deferred Acquisition Costs on page 93; for some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging an existing contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements.

For internal replacement transactions where the resulting contract is substantially unchanged, the policy is accounted for as a continuation of the replaced contract. Unamortized deferred acquisition costs from the original policy continue to be amortized over the expected life of the new policy, and the costs of replacing the policy are accounted for as policy maintenance costs and expensed as incurred.

An internal replacement transaction that results in a policy that is substantially changed is accounted for as an extinguishment of the original policy and the issuance of a new policy. Unamortized deferred acquisition costs on the original policy are immediately expensed, and the costs of acquiring the new policy are capitalized and amortized in accordance with our accounting policies for deferred acquisition costs. Further, the policy reserves are evaluated based on the new policy features, and any change (up or down) necessary is recognized at the date of contract change/modification.

Riders are considered expansion of the existing benefits with additional premium required. The addition of riders to existing contracts does not change the Company's profit expectations for the related products. Riders are treated as a new policy establishment for incremental coverage.

We have contract modifications that occur periodically. We adhere to the governance and follow the guidance for modifications, terminations, and surrenders as prescribed by ASC 944-30 (formerly SOP 05-01). Additionally, to support our conclusions on modifications as either substantive or non-substantive we perform cash flow analyses.

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 660-7238 or jhoward@aflac.com.

Sincerely,

/s/ June Howard

June Howard

cc:    Ibolya Ignat, Senior Staff Accountant
Sharon Blume, Accounting Branch Chief

Attachments:
Exhibit A attached for details by product type
Exhibit B attached for proposed disclosure enhancements
Exhibit C attached Aflac Comment Letter Response dated July 8, 2014

Exhibit A

Attached for Accounting Policies by Product Types and Significant Contract Features for each major product type including products with limited-pay features separately from annuity and other products.

Aflac
Details by Product Type

Risks Mitigated
	Accounting	Income Loss	Asset Loss	Medical Costs			Accounting Disclosure in
Product Description	Model				Benefit Features	Premium Features	12/31/15 Form 10-K
Japan or US
Supplemental medical, including: Cancer Accident Critical Illness	ASC 944 (formerly FAS 60)		●		Fixed benefits	Fixed premiums and payable over life of contract	Footnote #1 "Insurance Revenue and Expense Recognition " on page 90
Supplemental medical, including: Hospital Dental (US only) Vision (US only)	ASC 944 (formerly FAS 60)			●	Fixed benefits	Fixed premiums and payable over life of contract	Footnote #1 "Insurance Revenue and Expense Recognition " on page 90
Term Life	ASC 944 (formerly FAS 60)	●			Fixed benefits	Fixed premiums and payable over life of contract	Footnote #1 "Insurance Revenue and Expense Recognition " on page 90
Whole Life	ASC 944 (formerly FAS 60)	●			Fixed benefits	Fixed premiums and payable over life of contract	Footnote #1 "Insurance Revenue and Expense Recognition " on page 90
Long Term Care	ASC 944 (formerly FAS 60)	●	●	●	Fixed benefits	Fixed premiums and payable over life of contract	Footnote #1 "Insurance Revenue and Expense Recognition " on page 90
Japan only
Term Life Limited Pay	ASC 944 (formerly FAS 97 Limited pay)	●			Fixed benefits	Fixed premiums and paid up at an age, prior to end of contract term	Footnote #1 "Insurance Revenue and Expense Recognition " on page 90
Whole Life Limited Pay	ASC 944 (formerly FAS 97 Limited pay)	●			Fixed benefits	Fixed premiums and paid up at an age or after a specific duration prior to the end of the life of Contract	Footnote #1 "Insurance Revenue and Expense Recognition " on page 90
WAYS	ASC 944 (formerly FAS 97 Limited Pay)	●	❖	❖	Fixed benefit, but with conversion options (can be converted to hospital, care, or annuity certain) at specified ages	Fixed premiums and paid up at an age or after a specific duration prior to the end of the life of Contract	Footnote #1 "Insurance Revenue and Expense Recognition " on page 90

Aflac
Details by Product Type

Risks Mitigated
	Accounting	Income Loss	Asset Loss	Medical Costs			Accounting Disclosure in
Product Description	Model				Benefit Features	Premium Features	12/31/15 Form 10-K
Child endowment	ASC 944 (formerly FAS 97 Limited Pay or FAS 60)	●			Fixed benefits	Fixed premiums, Paid-up to a specified age or paid-up at endowment age	Footnote #1 "Insurance Revenue and Expense Recognition " on page 90
Fixed annuities *	ASC 944 (formerly FAS 97)	N/A - Savings product			The Company only issues fixed annuities. There are interest rate minimum guarantees, but no other guarantees are provided.	Single or multiple deposits, which are required to be paid up until a specific age or until the annuitization age	See Annuity disclosures discussion on pages 2-3 of the attached SEC comment letter dated May 11, 2016
US Only Disability income	ASC 944 (formerly FAS 60)	●	●		Fixed benefits	Fixed premiums and payable over life of contract	Footnote #1 "Insurance Revenue and Expense Recognition " on page 90

❖	Risk covered if converted

Exhibit B

Attached for proposed disclosure enhancements to our Footnote 1, Significant Accounting Policies, which will begin with the Form 10-K Filing for the year ended December 31, 2016 and all prospective filings.

Proposed disclosure enhancements

In response to your comment, we propose to make the following changes as marked to Footnote 1, Significant Accounting Policies, beginning with the Form 10-K Filing for the year ended December 31, 2016 and all prospective filings.

Insurance Revenue and Expense Recognition: The supplemental health and life insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for supplemental health policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.
Insurance premiums for most of the Company's health and life policies; including cancer, accident, hospital, critical illness, dental, vision, term life, whole life, long term care and disability, are recognized ratably as earned income over the premium payment periods of the policies. When revenues are reported, the related amounts of benefits and expenses are charged against such revenues, so that profits are recognized in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.
Premiums from the Company's products with limited-pay features; including term life, whole life, WAYS, and child endowment, are collected over a significantly shorter period than the period over which benefits are provided. Premiums for these products are recognized ratably over the scheduled premium payment period. At the policyholder's option, customers can also pay discounted advanced premiums for certain of these products. Advanced premiums are deferred and recognized ratably over the regularly scheduled premium payment period. For the Company's limited-pay products, any gross premium in excess of the net premium is deferred during the scheduled premium payment period and recognized into benefits in a constant relationship with insurance in force. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net premium method.
The calculation of deferred policy acquisition costs (DAC) and the liability for future policy benefits requires the use of estimates based on sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate DAC by major product groupings to determine that they are recoverable from future revenues, and any amounts determined not to be recoverable are charged against net earnings. We have not had any material charges to earnings for DAC that was determined not to be recoverable in any of the years presented in this Form 10-K.

Exhibit C

June Howard
Senior Vice President
Chief Accounting Officer
Financial Services

July 8, 2014

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Aflac Incorporated
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File Number: 001-07434

Dear Mr. Rosenberg:

We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand Aflac Incorporated and its subsidiaries (the Company) and the matters which affect our financial position and results of operations.

Below we have listed your comments for ease of reference and our responses. The responses are presented in disclosure format as requested.

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A),
Notes Payable, page 71

1.
You disclose the ratio of adjusted debt to total capitalization. You define adjusted debt as the sum of gross notes payable, less 50% of your subordinated debentures and the portion of your senior notes designated as pre-funding of your 2014 maturities. For total capitalization, you define it as the sum of adjusted debt plus shareholders’ equity, excluding the unrealized gains and losses on investment securities and derivatives. Tell us why this ratio is not a non-GAAP measure and why you do not provide all the disclosures required under Item 10(e)(1)(i) of Regulation S-K.

Response:

In response to your comment, we propose to make the following changes to our MD&A Notes Payable disclosure beginning with the Form 10-Q for the quarter ending June 30, 2014 and for all prospective filings.

Notes payable totaled $4.9 billion at December 31, 2013, compared with $4.4 billion at December 31, 2012. [Omit the debt to total capitalization disclosure.] See Note 9 of the accompanying Notes to the Consolidated Financial Statements for additional information on our notes payable.

The Company proposes to remove the debt to total capitalization ratio from the MD&A disclosure and disclose it in the Financial Analyst Briefing materials uploaded each quarter to the Aflac.com website and not filed with or furnished to the SEC.

While the adjusted debt to capitalization ratio can be identified as a non-GAAP measure, the Company did not deem it necessary to include the disclosures required under Item 10(e)(1)(i) of Regulation S-K because the non-adjusted debt to capitalization ratio is not a required SEC disclosure. We see this disclosure as different in nature to the operating income, which we clearly define and numerically reconcile to net income as required. Since this ratio is not a required disclosure, but rather additional information voluntarily supplied by the Company, we thought it adequate to fully define the calculation and how it was derived in the Form 10-K.

When calculating the Company’s debt to capital ratio, certain rating agencies provide a percentage of equity credit based on the structure of the $500 million of subordinated debt that the Company issued in September 2012. Equity credit means that the rating agencies exclude a portion of the subordinated debt when calculating the Company’s leverage ratio. S&P provides 100% equity credit and Moody’s provides 25% equity credit. In terms of internal reporting, the Company monitors its S&P and Moody’s ratio along with an internal ratio. Given that S&P and Moody’s apply different percentages of equity credit, the Company blended the two together and assumed a 50% equity credit for internal reporting. Without taking this adjustment into consideration, the ratio of debt to total capitalization (debt plus shareholders’ equity, excluding the unrealized gains and losses on investment securities and derivatives) was 26.5% and 24.5% as of December 31, 2013 and 2012, respectively. However, when calculating this ratio utilizing adjusted debt (the sum of gross notes payable, less 50% of our subordinated debentures and the portion of our senior notes designated as pre-funding of our maturities), the ratio of adjusted debt to total capitalization was 24.3% and 23.4% as of December 31, 2013 and 2012, respectively.
Management believed the information that was provided in the Form 10-K related to the debt to capital ratio was presented in a consistent format with how the rating agencies view this information. Due to the credit agencies applying different percentages of equity credit, the Company concluded that calculating the debt to capital ratio using a blended 50% equity credit was the best and most meaningful way to present this information to the public.

Comment:

Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 86

2.
Please tell us to what contracts the line item “Changes in investment-type contracts, net” as presented within cash flow from financing activities refers, the amount of these contracts at December 31, 2013, and where they are classified in your balance. Further, provide us your analysis under ASC 230-10-45 supporting this net presentation.

Response:

The investment-type contracts are fixed annuity contracts that were issued by the Aflac Japan business segment. As of December 31, 2013, these annuity deposit fund liabilities of $5.5 billion were included in the line item “Other policyholders’ funds” on the Company’s consolidated balance sheet, which was approximately 6% of total policy liabilities. For the year ended December 31, 2013, total earnings attributable to the annuity product line is estimated to be approximately 1% of net earnings.

While the guidance under ASC 230-10-45-8 does suggest that in certain circumstances the gross presentation in the cash flow statement is appropriate, the Company has determined that for Aflac the gross cash receipts and payments related to the fixed annuity product is not necessary to understand the Company’s operating, investing, and financing activities. The reasons for this conclusion are that the fixed annuity product is not a significant line of business for the Company and the outflows associated with this business are not material.

For detailed consideration, the Company's fixed annuity business is small in relation to our total Aflac Japan business and is not a significant driver of revenues or net income. In addition, the balances in the "Change in investment-type contracts, net" line item within cash flow from financing activities were primarily derived from cash inflows, with only small and relatively consistent outflow activity. Cash inflows totaled $1.9 billion, $1.6 billion and $835 million for the years ended December 31, 2013, 2012 and 2011, respectively, while the related cash outflows that were netted against these balances were only $122 million, $112 million and $102 million for the years ended December 31, 2013, 2012 and 2011, respectively. The Company believes that readers of our financial statements would derive no added value from the additional gross up presentation within cash flow from financing activities associated with the Company’s fixed annuity business.

Due to the rationale above, the Company proposes to retain its presentation of the "Change in investment-type contracts, net" line item within cash flow from financing activities. The Company will continue to monitor the activity and volume of fixed annuity business and evaluate the need to provide the gross inflow and outflow information if this product becomes a more material part of the Company’s overall business in the future.

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 660-7238 or jhoward@aflac.com.

Sincerely,

/s/ June Howard

June Howard

cc:    Andrew Mew, Senior Assistant Chief Accountant
James Peklenk, Staff Accountant